Contact

www.linkedin.com/in/yishai-horowitz-65270928 (LinkedIn)
www.alloutevents.com (Company)
www.slo-opclimbing.org (Company)

Top Skills

Event Management
Event Planning
Sponsorship

Yishai Horowitz

Founder / Chief Business Developer at The Pad Climbing
San Luis Obispo, California, United States

Experience

The Pad Vegas
Founder and Chief Business Developer
September 2024 - Present (2 years 1 month)
North America

The Pad Climbing
8 years 10 months

Founder / Chief Business Developer
December 2017 - Present (8 years 10 months)
San Luis Obispo County, California, United States

Chief Executive Officer/Founder
December 2017 - Present (8 years 10 months)
San Luis Obispo, California

All Out Events LLC
Event Director
February 2009 - Present (17 years 8 months)

SLO-Op Climbing LLC
Chief Operations Officer and Co-Executive Director
November 2003 - December 2017 (14 years 2 months)

Big Blue Adventure
Race Director
March 2004 - April 2006 (2 years 2 months)
Kings Beach, California

Gold Arrow Camp
Adventure Programs
June 1999 - August 2005 (6 years 3 months)
Lakeshore, California

Education

California Polytechnic State University-San Luis Obispo

BS, Recreation and Business · (2002 - 2006)